Peachtree Alternative Strategies Fund
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

December 5, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Jeffrey A. Foor

Re:	Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 for Peachtree Alternative Strategies Fund (File Nos. 333-213296 and 811-23184)

Dear Mr. Foor:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the undersigned hereby requests that effectiveness under the 1933 Act of the above-referenced Registration Statement on Form N-2 be accelerated to Monday, December 5, 2016, or as soon thereafter as practicable.

Ultimus Fund Distributors, LLC, the principal underwriter for the Peachtree Alternative Strategies Fund, has also signed this letter requesting acceleration.

The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

Peachtree Alternative Strategies Fund	Ultimus Fund Distributors, LLC

/s/ Ford Donohue	/s/ Robert G. Dorsey
By: Ford Donohue	By: Robert G. Dorsey
Title: President	Title: President